VINSON & ELKINS ATTORNEYS AT LAW	VINSON & ELKINS L.L.P. 2300 FIRST CITY TOWER 1001 FANNIN STREET HOUSTON, TEXAS 77002-6760 TELEPHONE (713) 758-2222 FAX (713) 758-2346 www.velaw.com
Heather G. Callender Direct Dial (713) 758-4618 Direct Fax (713) 615-5038 hcallender@velaw.com

January 10, 2005

VIA FACSIMILE (202-942-9528)

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention:	Ms. Sandy Eisen
Re:	Hiland Partners, LP Registration Statement on Form S-1 Filed on October 22, 2004 (File No. 333-119908)

Dear Ms. Eisen:

        On behalf of Hiland Partners, LP (the "Partnership"), set forth below is supplemental information responding to comment number 17 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") raised in its comment letter dated January 3, 2005 (the "Comment Letter"). For your convenience, we have repeated comment number 17 exactly as given in the Comment Letter and set forth below such comment is the Partnership's response.

        Information provided in this letter on behalf of the Partnership, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Partnership.

Financial Statements and Related Disclosure

Pro forma financial statements, page F-2

17.
We note your response to our prior comment 59. We note further the disclosures on page 6 of your filing, where you state that on July 21, 2004, Continental Resources completed the sale of Continental Gas to the "Hamm Parties." You go on to state that Hiland Partners, LLC, is owned by the "Hamm Parties" and by an entity owned by Randy Moeder. We are unable to relate these statements to the first paragraph of your response, where you describe ownership interests in those two entities but do not name them. Please explain to us again the ownership interests of the two entities but also name the parties. At your option, you may explain this verbally in a phone conference rather than respond in writing. If this is your preference, please call Sandy Eisen (202-942-1805) to schedule.

  United States Securities and Exchange Commission
  Division of Corporate Finance
  January 10, 2005

  Response: On January 6, 2005, representatives of our firm, representatives of Grant Thornton L.L.P. and the Partnership's management discussed comment 17 with Sandy Eisen of the Staff. Ms. Eisen requested that we provide our analysis supporting our conclusion that Continental Gas, Inc. ("CGI") and Hiland Partners, LLC ("Hiland") were not under common control for the periods presented in the Registration Statement pursuant to Emerging Issues Task Force Issue No. ("EITF") 02-5, Definition of Common Control in Relation to FASB Statement No. 141.

  According to EITF 02-5, "the FASB staff understands that the SEC staff has indicated that common control exists between (or among) separate entities only in the following situations:

  a.
  An individual or enterprise holds more than 50 percent of the voting ownership interest of each entity.

  b.
  Immediate family members hold more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

  (1)
  Immediate family members include a married couple and their children, but not the married couple's grandchildren.

  (2)
  Entities might be owned in varying combinations among living siblings and their children. Those situations would require careful consideration regarding the substance of the ownership and voting relationships.

  c.
  A group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists."

  Prior to July 21, 2004, CGI was wholly owned by Continental Resources, Inc. ("CRI"), a public reporting company until November 2004. CRI has been owned 91% by Harold Hamm and 9% by two irrevocable trusts for the benefit of the children of Harold Hamm: the Harold Hamm DST Trust ("DST Trust") and the Harold Hamm HJ Trust ("HJ Trust") (collectively, the "Trusts") since the date of the formation of the Trusts on December 10, 1998. On July 21, 2004, Harold Hamm and the Trusts purchased all of the outstanding shares of CGI from CRI on a pro rata basis. As a result, CGI is now owned 91% by Harold Hamm and 9% by the Trusts.

  Since Harold Hamm controls CGI with a 91% ownership interest, common control of CGI and Hiland under EITF 02-5b would be demonstrated if Harold Hamm or his immediate family members hold more than 50 percent of the voting interest of Hiland with "no evidence that those family members will vote their shares in any way but in concert."

  United States Securities and Exchange Commission
  Division of Corporate Finance
  January 10, 2005

  Hiland is owned 58.8% by the DST Trust, 39.2% by the HJ Trust and 2% by Equity Financial Services, an entity owned by Randy Moeder, the president of CGI. Neither Harold Hamm nor his spouse have ever owned member interests in Hiland. Moreover, the children's interests in Hiland have always been owned by the Trusts. The Trusts, which collectively own 98% of Hiland, are independent of Harold Hamm and his immediate family members as supported by the following facts:

  1.
  The Trusts were established on December 10, 1998 as irrevocable trusts. The trust agreements establishing the Trusts may not be amended by Harold Hamm or any of his immediate family members, as defined by EITF 02-5 ("immediate family members").

  2.
  The Trusts have an independent trustee (Bert Mackie) who is not affiliated with Harold Hamm or his immediate family members.

  3.
  The Investment Advisor (also Bert Mackie) directs the trustee as to investment decisions, sales of Trust assets and voting of Trust securities. Thus, none of Harold Hamm or any of his immediate family members has the ability to vote any equity securities constituting the Trusts' assets, including the membership interests in Hiland.

  4.
  None of Mr. Hamm or any of his immediate family members can remove the existing trustee or Investment Advisor.

  5.
  The Fiduciary Remover (Len Cason), who is not affiliated with Mr. Hamm or his immediate family members, can remove the trustee or Investment Advisor at his sole discretion. The Fiduciary Remover cannot be removed by Mr. Hamm or his immediate family members.

  6.
  Since establishment of the Trusts in 1998 there have been no instances of removal or replacement of a trustee, Investment Advisor, or Fiduciary Remover.

  7.
  All distributions of Trust income and property are at the sole discretion of the trustee; provided, that, a designated person (Appointing Person) can give written instructions to a trustee during the life of Mr. Hamm designating the time and manner of distributions of property contained in the Trusts to its beneficiaries. The Appointing Person for the DST Trust is Len Cason and the Appointing Person for the HJ Trust is the spouse of Mr. Hamm.

    United States Securities and Exchange Commission
    Division of Corporate Finance
    January 10, 2005

  8.
  In all previous public filings for CRI, Harold Hamm has historically disclaimed any economic benefit or dispositive power of the CRI stock held by the Trusts..

  We believe the factors described above firmly support our conclusion that CGI and Hiland were not under common control for the periods presented in the Registration Statement pursuant to EITF 02-5. Accordingly, in accordance with the criteria of SFAS No. 141 paragraph 19 (as discussed in Response 59 in the Partnership's previous response letter), CGI has been presented as the Partnership's predecessor for financial purposes.

        If you have any questions or comments, please call the undersigned at (713) 758-4618, Douglas E. McWilliams at (713) 758-3613 or David P. Oelman at (713) 758-3708.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ HEATHER G. CALLENDER Heather G. Callender